Exhibit 12

CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Six Months Ended
	2013	2014	2015	2016	2017	September 30, 2017
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,260	$1,016	$1,115	$1,084	$1,073	$496
Add: Fixed charges	113	123	125	128	136	79
Total earnings available for fixed charges	$1,373	$1,139	$1,240	$1,212	$1,209	$575
Fixed charges:
Interest expense (1)	$64	$75	$77	$81	$90	$63
Interest portion of rental expense	49	48	48	47	46	16
Total fixed charges	$113	$123	$125	$128	$136	$79
RATIOS OF EARNINGS TO FIXED CHARGES	12.15	9.26	9.92	9.47	8.89	7.28
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness